SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CNL HEALTHCARE PROPERTIES, Inc.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Bidders)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

Calculation of Filing Fee:

	Transaction	Amount of
	Valuation* Not Applicable	Filing Fee* Not Applicable

*	As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

The information contained herein is preliminary and is subject to change and completion. The Offer described herein has not yet commenced, and this communication, including all exhibits attached hereto, is neither an offer to purchase nor a solicitation or recommendation of an offer to sell shares.

This Tender Offer Statement on Schedule TO is being filed by Comrit Investments 1, Limited Partnership (the “Purchaser”). Pursuant to General Instruction D. to Schedule TO, this Schedule TO relates to pre-commencement communications by the Purchaser. The Purchaser has not yet commenced the offer that is referred to in this communication. Upon commencement of such offer, the Purchaser will file with the Securities and Exchange Commission (the “Commission”) a Schedule TO and related exhibits, including an Assignment Form pursuant to which tendering shareholders may transmit their shares to the Purchaser, along with any necessary updates to the documents that are included as exhibits in this filing. Shareholders of CNL Healthcare Properties, Inc., the subject company of the proposed offer (the “Corporation”), are strongly encouraged to read the Purchaser’s updated Tender Offer Statement on Schedule TO and related tender offer documents when they are filed with the Commission upon commencement of the offer because they will contain important information that the Corporation’s shareholders should consider before making a decision to tender their shares.

This Tender Offer Statement on Schedule TO relates to a proposed offer (the “Offer”) by the Purchaser to purchase up to 8,785,000 shares of common stock, par value $0.01 per share (the “Shares”), in the Corporation at a purchase price equal to $4.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase in the form attached hereto as Exhibit (a)(1) (the “Offer to Purchase”). Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise will not participate in the Offer.

Item 12. Exhibits.

(a)(1)	Offer to Purchase

(a)(2)	Letter to Shareholders

(a)(3)	Summary Advertisement

(b) - (h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 2021

Comrit Investments 1, Limited Partnership

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer